Exhibit 99.3

OFA Group Enters MOU With Bitwise as Strategic Advisor for $100 Million Equity Facility to Support Cryptocurrency Treasury Management

Equity Facility to provide flexible capital access in support of digital asset accumulation and long-term growth initiatives

Los Angeles, CA— July 15, 2025 — OFA Group (Nasdaq: OFAL) (“OFA” or “the Company”), an integrated architecture and technology firm, today announces it has entered into a committed equity purchase agreement with Atsion Opportunity Fund LLC – Series 1 for up to $100 million, with the option to expand to $200 million upon mutual agreement. Bitwise Asset Management, Inc. (“Bitwise”), a leading digital asset manager, will steward the deployment and management of proceeds from this facility under a MOU with OFA, focused on developing and implementing institutional-grade cryptocurrency treasury strategies.

Under the terms of the agreement with Atsion, OFA will have the right to issue and sell ordinary shares to Atsion over a 36-month period at prices based on prevailing market conditions, subject to certain volume and price limitations. To facilitate sales under the equity facility, OFA will file a resale registration statement to cover the resale of the shares issued to Atsion under the agreement. Sales under the equity line program cannot begin until the resale registration statement is declared effective by the U.S. SEC. Proceeds from the equity line, if any, will be allocated primarily to support OFA’s cryptocurrency treasury strategy, which, under Bitwise’s guidance, we expect will initially evaluate the strategic accumulation of Bitcoin (BTC), Solana (SOL), or Sui (SUI), as well as exploring yield and income-generating strategies as contemplated in the Bitwise collaboration.

Strategic Rationale and Shareholder Value Creation

OFA’s management believes that establishing a crypto treasury delivers a range of compelling long-term benefits:

●	Capital Efficiency: Deploying excess equity capital into digital assets enhances the Company’s return on capital while maintaining liquidity and balance sheet strength.

●	Portfolio Diversification: Crypto assets offer a differentiated return profile and act as a strategic hedge against inflation and fiat currency debasement.

●	Innovation Leadership: By aligning its capital strategy with emerging financial technologies, OFA strengthens its position as a technology-forward public company operating at the intersection of architecture, AI, and blockchain.

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●	Investor Engagement: The initiative positions OFA to attract a broader base of investors—including crypto-focused funds, next-generation retail investors, and Web3 advocates—thereby increasing trading volume and shareholder visibility.

●	Strategic Optionality: A crypto treasury unlocks new pathways for product innovation, on-chain asset tokenization, smart contract-enabled architecture services, and blockchain-based collaborations.

OFA Group COO Thomas Gaffney commented, “OFA’s collaboration with Bitwise as a strategic advisor to steward our capital deployment marks an important milestone for OFA’s long-term growth strategy. We expect this equity line facility to meaningfully enhance our capital flexibility as we look to execute a disciplined, high-conviction treasury management approach and expand our institutional presence in the digital asset ecosystem. With Bitwise’s guidance, we intend to deploy capital opportunistically while maintaining balance sheet strength and aligning every treasury allocation with shareholder value creation.”

Further details regarding the equity facility and OFA’s collaboration with Bitwise will be disclosed in a forthcoming Form 6-K filing with the U.S. Securities and Exchange Commission.

IB Capital LLC, an affiliate of I-Bankers Securities Inc., acted as placement agent in connection with the $100 million Equity Facility.

Winston & Strawn LLP acted as counsel to investor, Atsion Opportunity Fund LLC – Series 1.

Ellenoff Grossman & Schole LLP acted as counsel to the Company.

About OFA Group

OFA Group, through its wholly owned operating subsidiary, Office for Fine Architecture Limited, provides comprehensive architectural services, including design and fit out services for commercial and residential buildings. The Company’s mission is to leverage its expertise in architectural design to maximize the potential of every property, ensuring that its unique attributes are highlighted and enhanced. At the forefront of architectural innovation, the Company is developing proprietary AI technologies that aims to enhance the Company’s architectural design services by integrating cutting-edge artificial intelligence with human expertise. The Company is committed to innovation, efficiency, and scalability at the intersection of architectural excellence and technological advancement. https://investor.ofacorp.com/

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Forward Looking Statements

Except for historical information contained herein, this press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the Company’s expectations regarding the equity facility and timing thereof, expected gross proceeds and expected use of proceeds, including the Company’s strategic rationale and the Company’s ability to create value for its shareholders. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements, including risks and uncertainties related to the Company’s ability to register for resale the ordinary shares for issuance in the equity facility, the Company’s ability to raise capital from the equity facility in accordance with the terms of the purchase agreement (including the Company’s ability to satisfy the closing for selling shares to Atsion), the Company’s ability to utilize the proceeds from the equity facility in the manner contemplated, the cryptocurrency market generally, including as it relates to the value of cryptocurrencies and the regulatory treatment of cryptocurrencies, and those other factors described in our risk factors set forth in our filings with the Securities and Exchange Commission from time to time, including our Annual Report on Form 20-F. We undertake no obligation to update the forward-looking statements contained herein or to reflect events or circumstances occurring after the date hereof, other than as may be required by applicable law.

Investor & Media:

CORE IR

(212) 655-0924

info@ofacorp.com

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